October 19, 2016

Mr. Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-5546

Re: Verint Systems Inc.
Form 8-K filed March 29, 2016
File No. 001-34807

Dear Mr. Krikorian:

This letter sets forth our response to the additional comment in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to Mr. Dan Bodner, President and Chief Executive Officer of Verint Systems Inc. (“Verint”, “we”, or “our”), dated October 5, 2016, regarding Verint's Form 8-K filed March 29, 2016. For your convenience, we have included the Staff's additional comment in the body of this letter and have provided our response thereto immediately following the comment.

Form 8-K filed March 29, 2016

Exhibit 99.1

1.
We note your response to prior comment 2. Considering the significance of the other adjustments line item it appears that further quantification is warranted. Please revise your disclosure in future earnings releases to present each material adjustment separately in your reconciliation. Alternatively, you may quantify the adjustments in the footnotes. Please provide us with your proposed changes in your response letter.

We acknowledge the Staff's comment, and in future earnings releases, we will present the significant components of the amounts previously presented as “other adjustments” within our GAAP to non-GAAP reconciliations as separate adjustments.

Mr. Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission

For purposes of illustrating the revised presentation, we have modified our previously disclosed GAAP to non-GAAP reconciliations for the three and six months ended July 31, 2016 to reflect this change (breaking out the "other adjustments" lines), and those revised reconciliations appear on the attached Exhibit 1.

We will also reorganize the descriptions of the applicable GAAP to non-GAAP adjustments which had previously been grouped together within our description of “Other Adjustments”. The reorganized descriptions are also presented on Exhibit 1, below the revised GAAP to non-GAAP reconciliation tables.

In connection with responding to the Staff's comment, we hereby acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We hope that the foregoing is responsive to your comment. If you have any questions with respect to this letter, please contact the undersigned at (631) 962-9846.

Sincerely,

/s/ Douglas E. Robinson
-----------------------------------------
Douglas E. Robinson
Chief Financial Officer

cc:	Christine Dietz, Division of Corporation Finance, SEC
Ryan Rohn, Division of Corporation Finance, SEC
Bernard Nolan, Division of Corporation Finance, SEC
Gabriel Eckstein, Division of Corporation Finance, SEC
Dan Bodner, President and Chief Executive Officer, Verint Systems Inc.
Peter D. Fante, Chief Legal Officer, Verint Systems Inc.

Exhibit 1

VERINT SYSTEMS INC. AND SUBSIDIARIES
Reconciliations of GAAP to Non-GAAP Results
(Unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,
(in thousands)	2016	2015 (1)	2016	2015 (1)

Table of Reconciliation from GAAP Gross Profit to Non-GAAP Gross Profit

GAAP gross profit	$159,460	$177,344	$304,190	$343,707
GAAP gross margin	60.9%	59.9%	60.0%	60.8%
Revenue adjustments related to acquisitions	2,229	1,217	5,783	2,038
Amortization of acquired technology and backlog	9,134	9,856	18,314	17,836
Stock-based compensation expenses	2,262	2,286	3,766	2,882
Acquisition expenses, net	193	2,297	2	2,405
Restructuring expenses	122	919	1,042	1,224
Other adjustments	—	—	—	—
Non-GAAP gross profit	$173,400	$193,919	$333,097	$370,092
Non-GAAP gross margin	65.6%	65.3%	64.9%	65.2%

Table of Reconciliation from GAAP Operating Income (Loss) to Non-GAAP Operating Income

GAAP operating income (loss)	$3,749	$8,710	$(7,542)	$18,320
As a percentage of GAAP revenue	1.4%	2.9%	(1.5)%	3.2%
Revenue adjustments related to acquisitions	2,229	1,217	5,783	2,038
Amortization of acquired technology and backlog	9,134	9,856	18,314	17,836
Amortization of other acquired intangible assets	11,466	10,733	22,732	21,470
Stock-based compensation expenses	16,388	18,983	31,728	33,833
Acquisition expenses, net	2,906	5,027	4,583	8,897
Restructuring expenses	2,351	4,280	7,265	7,239
Other adjustments	188	193	343	686
Non-GAAP operating income	$48,411	$58,999	$83,206	$110,319
As a percentage of non-GAAP revenue	18.3%	19.9%	16.2%	19.4%

Table of Reconciliation from GAAP Other Expense, Net to Non-GAAP Other Expense, Net

GAAP other expense, net	$(13,769)	$(11,849)	$(18,341)	$(19,781)
Unrealized losses (gains) on derivatives, net	134	(296)	392	125
Amortization of convertible note discount	2,650	2,515	5,264	4,995
Acquisition expenses, net	(15)	153	86	159
Restructuring expenses	118	89	363	142
Impairment charge	2,400	—	2,400	—
Other adjustments	—	—	—	—
Non-GAAP other expense, net (2)	$(8,482)	$(9,388)	$(9,836)	$(14,360)

Table of Reconciliation from GAAP Net Loss Attributable to Verint Systems Inc. to Non-GAAP Net Income Attributable to Verint Systems Inc.

GAAP net loss attributable to Verint Systems Inc.	$(11,705)	$(7,085)	$(29,161)	$(7,501)
Revenue adjustments related to acquisitions	2,229	1,217	5,783	2,038
Amortization of acquired technology and backlog	9,134	9,856	18,314	17,836
Amortization of other acquired intangible assets	11,466	10,733	22,732	21,470
Stock-based compensation expenses	16,388	18,983	31,728	33,833

Unrealized losses (gains) on derivatives, net	134	(296)	392	125
Amortization of convertible note discount	2,650	2,515	5,264	4,995
Acquisition expenses, net	2,891	5,180	4,669	9,056
Restructuring expenses	2,469	4,369	7,628	7,381
Impairment charge	2,400	—	2,400	—
Other adjustments	188	193	343	686
Non-GAAP tax adjustments	(2,586)	(1,646)	(5,230)	(4,630)
Total GAAP net loss adjustments	47,363	51,104	94,023	92,790
Non-GAAP net income attributable to Verint Systems Inc.	$35,658	$44,019	$64,862	$85,289

Table of Reconciliation from GAAP Net Loss Attributable to Verint Systems Inc. to Adjusted EBITDA

GAAP net loss attributable to Verint Systems Inc.	$(11,705)	$(7,085)	$(29,161)	$(7,501)
Net income attributable to noncontrolling interest	627	1,325	1,890	2,472
Provision for income taxes	1,058	2,621	1,388	3,568
Other expense, net	13,769	11,849	18,341	19,781
Depreciation and amortization (3)	27,894	26,558	55,441	50,848
Revenue adjustments related to acquisitions	2,229	1,217	5,783	2,038
Stock-based compensation expenses	16,388	18,983	31,728	33,833
Acquisition expenses, net	2,906	5,027	4,583	8,897
Restructuring expenses	2,348	4,265	7,261	7,206
Other adjustments	188	193	343	686
Adjusted EBITDA	$55,702	$64,953	$97,597	$121,828

 (1) Amounts for acquisition expenses, restructuring expenses, and impairment charges for the three and six months ended July 31, 2015, which were previously presented collectively within “Other Adjustments”, have been disaggregated to conform to the current periods’ presentation.

 (2) For the three months ended July 31, 2016, non-GAAP other expense, net of $8.5 million was comprised of $6.3 million of interest and other expense, and $2.2 million of foreign exchange charges primarily related to balance sheet translations.

(3) Adjusted for financing fee amortization.

Verint Systems Inc. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures

Acquisition Expenses, net. In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs. Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write-off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses.

Restructuring Expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Other Adjustments. We exclude from our non-GAAP financial measures asset impairment charges other than those associated with restructuring or acquisition activity, rent expense for redundant facilities, and gains or losses on sales of property, all of which are unusual in nature and can vary significantly in amount and frequency.

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